UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Solace Cremation, Inc.

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   September 5, 2018

Physical address of issuer
909 NW 19th Avenue, Suite E Portland, OR 97209

Website of issuer
https://www.solacecares.com/

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$336,298	$33,482
Cash & Cash Equivalents	$334,976	$31,719
Accounts Receivable	$0	$0
Short-term Debt	$38,176	$0
Long-term Debt	$757,439	$0
Revenues/Sales	$366,107	$132,685
Cost of Goods Sold	$170,256	$65,144
Taxes Paid	$0	$0
Net Income	$-445,577	$-356,053

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 7, 2021

SOLACE CREMATION, INC.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Solace Cremation, Inc. is a Delaware Corporation formed on September 5, 2018. The company completed a transformation from an LLC to a C-Corp on February 25, 2020.

The Company is located at 909 NW 19th Avenue, Suite E Portland, OR 97209.

The Company's website is https://www.solacecares.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cremation market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has approximately 6 months of runway, they will continue to burn cash to promote revenue growth, further develop R&D, and fund other Company operations.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cremation space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is currently dependent on customers in the West Coast. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company's Board has not held regular board meetings or maintained meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. The Company has stated that it plans to hold regular meetings and maintain meeting minutes going forward, but there is no guarantee that the Company's board will begin.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if certain employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company has engaged in related party transactions. In the aggregate, related parties provided $260,000 of Class A Unit investments. In 2019, the Company issued 6,000 fully vested Class A Units, valued at $15,000 based on the selling price of Class A Unit, for legal services to a related party. This equity-based compensation is included in general and administrative in the accompanying statement of operations. Subsequent to December 31, 2019, to fund operations the Company entered into a convertible note agreement with third parties and related parties totaling $135,000. The notes bear interest at 4% per annum, and have a maturity date of June 30, 2022. Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis. If upon maturity, an automatic conversion has not occurred, the Company, at its option, may convert the outstanding principal and interest thereon into common stock based on a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

BUSINESS

Description of the Business
A simple, modern and honest alternative to traditional funeral experience designed starting with the family. Solace is a direct-to-consumer direct cremation provider. A direct cremation is a cremation without viewing or service and is by far the leading choice - and growing every year - for families. To fulfill the cremation, we have best-in-class partners who handle the removal, cremation and return of remains as a white label extension of our team.

With the Covid-19 pandemic, digital, low-touch solutions are gaining traction and we have seen a noticeable increase in traffic, pre-arrangements, and case volume. We are built for this new 'normal'.

Our vision is to use the power of design to make a difficult time easier for people by demystifying the experience, removing the pain points and obsessing family care. We are on a mission to bring deathcare into the 21st century.

Business Plan
We offer one all-inclusive price, digital and secure paperwork, no up-selling and arrangements made from anywhere, anytime with our mobile-friendly online process.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Keith Crawford	CEO/Co-Founder	Keith is the CEO / Co-Founder of Solace. Prior to Solace, he spent over two decades in Design leadership roles at Nike and Anomaly.
David Odusanya	CCO/Co-Founder	David is the CCO (Chief Creative Officer) / Co-Founder of Solace. Prior to Solace, he spent over two decades in

		Brand and Design leadership roles at Nike.
Jeremy Frank	COO	Jeremy is the COO of Solace. Prior to Solace, he spent two decades in various strategic and operational leadership roles at Deloitte, Allstate, Nike, WebMD and Craft Brew Alliance.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	9,941,995	Yes	N/A	N/A	100%	N/A

The Company has the following debt outstanding:

Convertible Note(s)

The company entered into three Convertible Notes during 2020 with certain parties. The details and terms are below:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
				For the Year Ended December 2020					
Convertible Notes 1	$ 135,000	4.00%	5/22/2020	3/31/2022	3,600	3,600		135,000	135,000
Convertible Note 2	$ 100,000	4.00%	8/24/2020	3/31/2022	1,333	1,333	-	100,000	100,000
Convertible Note-Seed Invest	$ 445,228	4.00%	7/29/2020	3/31/2022	5,936	5,936	-	445,288	445,288
Total					$ 10,870	$ 10,870	$ -	$ 680,288	$ 680,288

Convertible Notes 1 are convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) 80% of the per security price paid by the Purchasers or (ii) the price equal to the quotient of $5,200,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the common stock of the Company as of immediately prior to the initial closing of the Qualified Financing and otherwise on the same terms and conditions as given to the Purchasers.

Convertible Notes 2 and Convertible Notes seed Invest are convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) 80% of the per security price paid by the Purchasers or (ii) the price equal to the quotient of $6,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the common stock of the Company as of immediately prior to the initial closing of the Qualified Financing and otherwise on the same terms and conditions as given to the Purchasers.

Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Loan

During 2020, the Company has entered into loan agreement. The summary of the Company's loans and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
JP Morgan Chase Bank -PPP loan	$ 38,925	0.98%	7.4.2020	4.7.2022	$ 381	$ 381	$ 25,950	$ 12,975	$ 38,925
SBA EDL Loan	$ 26,000	3.75%	07.17.2020	30 years	$ 975	$ 975	$ 867	$ 25,133	$ 26,000
Total					$ 1,356	$ 1,356	$ 25,950	$ 12,975	$ 38,925

In March 2021, the Company received PPP loan forgiveness and it will be recognized as other income in the amount of the forgiven loan.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Keith Crawford (30.9%), David Odusanya (30.9%), and Jeremy Frank (25.6%).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Solace Cremation, Inc. (the "Company"), was formed on September 5, 2018 ("Inception") as Solace Cremation, LLC. On February 25, 2020, the Company converted to a Delaware Corporation. The financial statements of Solace Cremation, Inc. (which may be referred to as the "Solace Cremation", "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Portland, Oregon.

Solace Cremation operates a direct-to-consumer cremation service.

Liquidity and Capital Resources
The Company currently has approximately $241,822 cash on hand as of 3/31/21.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note 1	5/22/20	Regulation D, 506(b)	Convertible Debt	$135,000	Support ongoing Portland / Seattle operations including marketing and payroll.
Convertible Note 2	8/24/20	Regulation D, 506(b)	Convertible Debt	$100,000	California Market Entry, Digital Marketing Hire, Tech Lead Hire, Planning/Urns/Celebration
Convertible Note - SeedInvest	7/29/20	Regulation Crowdfunding and Regulation D, 506(c)	Convertible Debt	$445,228	California Market Entry, Digital Marketing Hire, Tech Lead Hire, Planning/Urns/Celebration

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

In 2019, the Company issued 6,000 fully vested Class A Units, valued at $15,000 based on the selling price of Class A Unit, for legal services to a related party. This equity-based compensation is included in general and administrative in the accompanying statement of operations.

Subsequent to December 31, 2019, to fund operations the Company entered into a convertible note agreement with third parties and related parties totaling $135,000. The notes bear interest at 4% per annum, and have a maturity date of June 30, 2022.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

If upon maturity, an automatic conversion has not occurred, the Company, at its option, may convert the outstanding principal and interest thereon into common stock based on a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Keith Crawford

(Signature)

Keith Crawford

(Name)

April 7, 2021

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Keith Crawford

(Signature)

Keith Crawford

(Name)

CEO/Co-Founder

(Title)

April 7, 2021

(Date)

/s/David Odusanya

_____
(Signature)

David Odusanya
_____
(Name)

CCO/Co-Founder
_____
(Title)

April 7, 2021
_____
(Date)

/s/Jeremy Frank
_____
(Signature)

Jeremy Frank
_____
(Name)

COO
_____
(Title)

April 7, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

o

SOLACE CREMATION, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Solace Cremation, Inc.
Portland, Oregon

We have reviewed the accompanying financial statements of Solace Cremation, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 22, 2021
Los Angeles, California

SOLACE CREMATION, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	334,976	$	31,719
Total current assets		**334,976**		**31,719**
Property and Equipment, net		1,322		1,763
Total assets	**$**	**336,298**	**$**	**33,482**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Loan Payable		25,950		-
Other current liabilities		12,226		-
Total current liabilities		**38,176**		**-**
Convertible Promissory Note		680,288		-
Loan		38,975		-
Total liabilities		**757,439**		**-**
STOCKHOLDERS' EQUITY				
Common Stock		994		-
Additional Paid in Capital		410,928		-
Members' Equity		-		420,968
Retained earnings/(Accumulated Deficit)		(833,063)		(387,486)
Total Stockholders' equity		**(421,141)**		**33,482**
Total liabilities and stockholders' equity	**$**	**336,298**	**$**	**33,482**

See accompanying notes to financial statements.

SOLACE CREMATION, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 366,107	$ 132,685
Cost of Goods Sold	170,256	65,144
Gross profit	195,851	67,541
Operating expenses		
General and administrative	423,540	333,701
Sales and marketing	205,661	89,892
Total operating expenses	629,201	423,594
Operating income/(loss)	(433,351)	(356,053)
Interest expense	12,226	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(445,577)	(356,053)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (445,577)**	**$ (356,053)**

See accompanying notes to financial statements.

SOLACE CREMATION, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**-**	**$ -**	**$ -**	**$ 83,468**	**$ (31,433)**	**$ 52,035**
Members' Contribution	-	-		337,500		337,500
Net income/(loss)					(356,053)	(356,053)
Balance—December 31, 2019	-	$ -	$ -	$ 420,968	$ (387,486)	**$ 33,482**
Members' distribution	-	-	-	(9,046)	-	(9,046)
Conversion from LLC into C Corp and issuance of additional stocks	9,941,995	994	410,928	(411,922)	-	-
Net income/(loss)	-	-	-	-	(445,577)	(445,577)
Balance—December 31, 2020	**9,941,995**	**$ 994**	**$ 410,928**	**$ -**	**$ (833,063)**	**$ (421,141)**

See accompanying notes to financial statements.

SOLACE CREMATION, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(445,577)	$	(356,053)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		441		441
Changes in operating assets and liabilities:				
Other current liabilities		12,226		
Net cash provided/(used) by operating activities		**(432,910)**		**(355,612)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(2,204)
Net cash provided/(used) by investing activities		**-**		**(2,204)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' contribution				337,500
Members' distribution		(9,046)		
Borrowing on Convertible Notes		680,288		-
Borrowing on Loan Payable		64,925		
Net cash provided/(used) by financing activities		**736,167**		**337,500**
Change in cash		303,257		(20,316)
Cash—beginning of year		31,719		52,035
Cash—end of year	**$**	**334,976**	**$**	**31,719**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Solace Cremation, Inc. previously known as Solace Cremation, LLC was formed on September 5, 2018. On February 25, 2020, the Company converted from Solace Cremation LLC into Solace Cremation, Inc. The financial statements of Solace Cremation, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Portland, Oregon.

Solace Cremation, Inc. is a licensed funeral home that provides direct cremation services with online arrangements to the Los Angeles, Portland and Seattle metro areas. To deliver these services, Solace engages with licensed, third party cremation service providers (known as trade centers) in each of the locations in which it operates.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $84,976 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers and equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Solace Cremation, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon providing the service is completed.

Income is principally comprised of revenues earned by the Company providing of single service: direct cremation

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $205,661 and $89,892, respectively, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 22,2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest expenses	12,226	-
Total Other Current Liabilities	$ 12,226	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers & Equipment	$ 2,204	$ 2,204
Property and Equipment, at Cost	2,204	2,204
Accumulated depreciation	(882)	(441)
Property and Equipment, Net	$ 1,322	$ 1,763

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,322 and $1,763 respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of common shares with $0.0001 par value. As of December 31, 2020, 9,941,995 shares of common stocks have been issued and are outstanding.

6. DEBT

Convertible Note(s)

The company entered into three Convertible Notes during 2020 with certain parties. The details and terms are below:

For the Year Ended December 2020									
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes 1	$ 135,000	4.00%	5/22/2020	3/31/2022	3,600	3,600		135,000	135,000
Convertible Note 2	$ 100,000	4.00%	8/24/2020	3/31/2022	1,333	1,333	-	100,000	100,000
Convertible Note-Seed Invest	$ 445,228	4.00%	7/29/2020	3/31/2022	5,936	5,936	-	445,288	445,288
Total					**$ 10,870**	**$ 10,870**	**$ -**	**$ 680,288**	**$ 680,288**

Convertible Notes 1 are convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) 80% of the per security price paid by the Purchasers or (ii) the price equal to the quotient of $5,200,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the common stock of the Company as of immediately prior to the initial closing of the Qualified Financing and otherwise on the same terms and conditions as given to the Purchasers

Convertible Notes 2 and Convertible Notes seed Invest are convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) 80% of the per security price paid by the Purchasers or (ii) the price equal to the quotient of $6,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the common stock of the Company as of immediately prior to the initial closing of the Qualified Financing and otherwise on the same terms and conditions as given to the Purchasers

Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Loan

During 2020, the Company has entered into loan agreement. The summary of the Company's loans and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
JP Morgan Chase Bank -PPP loan	$ 38,925	0.98%	7.4.2020	4.7.2022	$ 381	$ 381	$ 25,950	$ 12,975	$ 38,925
SBA EDL Loan	$ 26,000	3.75%	07.17.2020	30 years	$ 975	$ 975	$ 867	$ 25,133	$ 26,000
Total					**$ 1,356**	**$ 1,356**	**$ 25,950**	**$ 12,975**	**$ 38,925**

In March 2021, the Company received PPP loan forgiveness and it will be recognized as other income in the amount of the forgiven loan.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (122,979)	$ -
Valuation Allowance	122,979	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (122,979)	$ -
Valuation Allowance	122,979	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $445,577, and the Company had state net operating loss ("NOL") carryforwards of approximately $445,577. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 24,885
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 24,885**

Rent expense was in the amount of $ 29,724 and $ 17,335 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 22, 2021 the date the financial statements were available to be issued.

In March 2021, the Company received PPP loan forgiveness and it will be recognized as other income in the amount of the forgiven loan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $433,3651, an operating cash flow loss of $432,910 and liquid assets in cash of $334,976, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.